                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 6 - K

                            REPORT OF FOREIGN ISSUER

                   PURSUANT TO RULES 13a- 16 OR 15d- 16 OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                              Dated May 2, 2002

                         Commission file number: 2-20193

                      KONINKLIJKE PHILIPS ELECTRONICS N.V.

             (Exact name of Registrant as specified in its charter)

                                 THE NETHERLANDS
                 (Jurisdiction of incorporation or organization)

       BREITNER CENTER, AMSTELPLEIN 2, 1096 BC AMSTERDAM, THE NETHERLANDS
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F of Form 40-F.

    Form 20-F             |X|                     Form 40-F
                      -------------                              -------------


Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

      Yes                                           No               |X|
                      -------------                              -------------

The following document is furnished herewith and made part of this Report pursuant to the General Instructions to Form 6-K.

EXHIBIT

Description of the Articles of Association of Koninklijke Philips Electronics
N.V.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 6-K and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

                      KONINKLIJKE PHILIPS ELECTRONICS N.V.

                                  (Registrant)


By: /s/ G.J. Kleisterlee                                  By: /s/ J.H.M. Hommen
------------------------                                  ---------------------
G.J. Kleisterlee                                                  J.H.M. Hommen
(President, Chairman of the Board of                             (Vice-Chairman
Management and the Group Management                             of the Board of
Committee)                                            Management, Member of the
                                                   General Management Committee
                                                   and Chief Financial Officer)


Dated:  May 2, 2002

ARTICLES OF ASSOCIATION

The following summarizes certain provisions of Philips' articles of association and the applicable laws of the Netherlands. This description is only a summary, does not purport to be complete and is qualified in its entirety by reference to the Philips' articles of association and the laws of the Netherlands. Investors can read and copy the articles of association at the SEC's public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549.

CORPORATE PURPOSE

     Philips is incorporated under the name Koninklijke Philips Electronics N.V. Philips' statutory seat is Eindhoven, the Netherlands. Philips' articles of association provide that its objects are to establish, participate in, administer and finance legal entities, companies and other legal forms for the purpose of manufacture and trading of electrical, electronic, mechanical or chemical products, the development and exploitation of technical and other expertise, including software, or for the purpose of other activities, and to do everything in connection therewith, as may be conducive to the proper continuity of the business, in the Netherlands and abroad, carried on by Philips and the companies in which it directly or indirectly participates.

BOARD OF MANAGEMENT AND SUPERVISORY BOARD

     The articles of association provide that Philips is managed by a Board of Management, under the supervision of a Supervisory Board.

     The Chairman of the Board of Management is President of the Company and the other members of the Board of Management are Executive Vice-Presidents of Philips. The Board of Management must consist of at least three members, each of whom are elected for an indefinite period by the General Meeting of Shareholders. There are currently four members of the Board of Management. The number of members of the Board of Management is determined by a Meeting of Priority Shareholders in consultation with the Supervisory Board. The priority shares are controlled by a foundation, the members of which are certain members of the Supervisory Board and the President.

     The members of the Supervisory Board are appointed and may be removed by the General Meeting of Shareholders but the Supervisory Board must consist of at least five members; six members currently comprise the Supervisory Board. Members of the Supervisory Board are appointed for a term of four years. After having held office for the first period of four years, members of the Supervisory Board are eligible for reelection only twice. Nevertheless, in specific cases the Supervisory Board and the Meeting of Priority Shareholders may resolve to deviate from this provision of the articles of association by proposing a person for an additional term. The Supervisory Board may establish a rotation schedule, which schedule is currently in effect. If a member of the Supervisory Board reaches the age of 72 in any financial year, he or she may be required to retire at the end of the General Meeting of Shareholders held in that financial year.

     The Supervisory Board is responsible for supervising the policies pursued by the Board of Management and the general course of affairs of the group of companies of which Philips is a part. Under Philips' Rules of Procedure, members of the Supervisory Board must abstain from voting on matters where they have an actual or potential conflict of interest.

     Members of the Board of Management may be suspended by the Supervisory Board and suspended and dismissed by the General Meeting of Shareholders. Upon a proposal made by the Supervisory Board, the General Meeting of Shareholders determines the annual remuneration of the members of the Supervisory Board. In addition, the Supervisory Board itself may grant additional remuneration to the Chairman or to members of the Supervisory Board who, pursuant to a resolution of the

Supervisory Board, have been designated to perform certain functions or activities of the Supervisory Board.

DIVIDEND RIGHTS

     From the profit shown in the annual accounts adopted by the general meeting of shareholders, the preference shares, if issued, are entitled to a percentage equal to the average value on each individual day during the financial year for which the distribution is made of the rate of the Main Refinancing Operation as determined and published from time to time by the European Central Bank, plus two percent. Currently, no preference shares are outstanding. From the profit that thereafter remains after accounting for any reserve provided by the Board of Management and approved by the Supervisory Board, EUR 20 will be distributed on every priority share. Finally, the profit that remains after these distributions is at the disposal of the General Meeting of Shareholders, which is empowered to withhold or make a distribution in whole or in part to holders of common shares proportionate to their holdings thereof.

     In addition, at its own discretion and having regard to the statutory provisions relating thereto, the Board of Management, with the prior approval of the Supervisory Board and of the priority shareholders, may distribute from the profits for the current financial year one or more interim dividends on the shares before the annual accounts for any financial year have been approved and adopted at a General Meeting of Shareholders.

     Upon the proposal of the Board of Management, and with the prior approval of the Supervisory Board and of the priority shareholders, the General Meeting of Shareholders is entitled to make distributions to priority, preference and common shareholders by issuing common shares.

     If cash distributions are not claimed five years from the date upon which they are made available they will be forfeited. Distributions paid in shares and not claimed within a period determined by the Board of Managers will be sold and the proceeds held for the benefit of the persons who were entitled to the shares but failed to claim them. Five years after the date on which the distribution in shares was made, any claim to such proceeds will be forfeited.

VOTING RIGHTS

     Unless otherwise specifically provided by the articles of association, resolutions will be adopted by absolute majority of votes. Each common share and each preference share is entitled to one vote and each priority share is entitled to two thousand five hundred votes. At December 31, 2001 there were 1,274 million common shares, 10 priority shares and no preference shares outstanding.

SHAREHOLDER RIGHTS UPON LIQUIDATION

     If Philips is dissolved, the liquidation and apportionment would be effected by the Board of Management in compliance with the relevant provisions of the articles of association and the laws of the Netherlands. From the balance of the liquidation, a distribution would first be made on every preference share to the amount payable thereon, then on every priority share to the nominal amount thereof, and the residue thereafter would be distributed on the common shares.

AMENDMENT OF THE ARTICLES OF ASSOCIATION

     In order to change the rights of the shareholders, the Articles of Association would require amendment, which can only occur if:

     o the consent of the Supervisory Board and of the Meeting of Priority Shareholders has been or will be obtained;
     o three fourths of votes cast at a meeting at which more than half of the issued ordinary share capital is represented consent, though if more than half of the issued ordinary share capital is not present at the first meeting, a further meeting would be required within four weeks of the first meeting, at which, irrespective of the ordinary share capital represented, the resolution can be adopted by at least three-fourth of the votes cast.
     o where a resolution to amend the articles of association is submitted by the Board of Management, an ordinary meeting of shareholders may resolve by simple majority of votes to amend the articles of association or to dissolve Philips, without more than half of the issued capital having to be represented.

GENERAL MEETINGS OF SHAREHOLDERS

     Ordinary general meetings of shareholders must be held each year not later than June 30 in Eindhoven, Amsterdam, The Hague or Rotterdam. Notice of any ordinary general meeting must be provided no less than fifteen days prior to the meeting. Registered shareholders are provided with a letter notifying them of the meeting and meeting information is published in at least one national Dutch newspaper and, at the Board of Management's election, in one or more foreign newspapers.

     Extraordinary general meetings of shareholders are held as often as deemed necessary by the Supervisory Board or the Board of Management, and must be held if the Meeting of Priority Shareholders or one or more shareholders jointly representing at least one-tenth of the issued share capital make a written request for such meeting to the Supervisory Board and the Board of Management, specifying in detail the business to be dealt with.

     If the Board of Management fails to comply with a request for an extraordinary general meeting in such a manner that the extraordinary general meeting of shareholders can be held within six weeks after the request, the persons making the request may be authorized by the President of the District Court at Hertogenbosch to convene the meeting themselves.

     All shareholders are entitled to attend the General Meeting of Shareholders, to address the meeting and to vote.

LIMITATIONS ON VOTING AND HOLDING SHARES

     There are no limitations imposed by Dutch law or Philips' articles of association on the right of non-residents or foreign persons to hold or vote our shares, other than limitations that would apply to all shareholders.

The Stichting Preferente Aandelen Philips (the "Foundation") has been granted the right to acquire preference shares in the Company. The object of the Foundation is to represent the interests of Philips, the enterprises maintained by Philips and its affiliated companies within the Philips Group, such that the interests of Philips, those enterprises and all parties involved with them are safeguarded as effectively as possible, and that they are afforded maximum protection against influences which, in conflict with those interests, may undermine the autonomy and identity of Philips and those enterprises, and also to do anything related to the above ends or conducive to them. The mere notification that this Foundation wishes to exercise its rights, should a third party ever seem likely to gain a controlling interest in Philips, will result in the preference shares being effectively issued. The Foundation may exercise this right for as many preference shares as there are ordinary shares in the Company outstanding at that time. The exercise of the right to acquire preference shares would dilute the voting power of a third party which would impair their ability to gain control of Philips.

DISCLOSURE OF HOLDINGS

     Under the Dutch Act of Disclosure of Holdings in Listed Companies 1996, any person who directly or indirectly acquires or disposes of an interest in the capital or the voting rights of Philips is required to give written notice of such acquisition or disposal if it causes such person's capital or voting rights to fall within a different percentage range than that prior to such acquisition or disposal. The percentage ranges are 0-5, 5-10, 10-25, 25-50, 50-66.666 and greater than 66.666. Failure to comply with the provisions of this Act can result in criminal sanctions and civil penalties including the suspension of voting rights with respect to an offender's shares.

     The 1995 Act on the Supervision of the Securities Trade also requires shareholders holding (directly or indirectly) a capital interest of more than 25% in a listed company to notify the Securities Board of the Netherlands of any transactions in which they are directly or indirectly involved. Violation of these rules can lead to criminal sanctions.

     In addition, the Securities Board of the Netherlands can impose administrative penalties for failure to comply with the Act of Disclosure of Holdings in Listed Companies 1996 or the 1995 Act on the Supervision of the Securities Trade.